Exhibit 16.1

For Immediate Release

Press Contacts:         Charles T. Jensen               David A. Kaminer
                        NeoMedia Technologies, Inc.     The Kaminer Group
                        +(239) 337-3434                 +(914) 684-1934
                        cjensen@neom.com                dkaminer@kamgrp.com

   NeoMedia Completes Acquisition of Mobile Visual Search Pioneer Mobot, Inc.

FORT MYERS, Fla., Feb. 21, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), an innovator in wireless services and patented technologies that provide automatic links to Mobile Internet-based content and information, said today that it has completed the acquisition of Mobot(R), Inc., of Lexington, Mass., a pioneer in mobile visual recognition technology.

Charles T. Jensen, NeoMedia's president and CEO, said the acquisition was completed on February 17th for an aggregate of $10 million in cash and NeoMedia stock. Mobot will remain in Lexington, with its founder Russell Gocht remaining CEO, reporting to Martin Copus, NeoMedia's COO and chief executive of NeoMedia's PaperClick(R) (www.Paperclick.com) wireless business unit.

Mobot's visual search technology connects mobile consumers with international brands, including L'Oreal(R), Samsung(R) and Saturn(R), major media companies, including ELLEgirl(R), VIBE(R) and JANE(R) magazines and leading music labels, including WEA (Warner Music Group's U.S. sales and retail marketing company). Mobot campaigns require no changes to existing visual media and work seamlessly with all wireless carriers.

"By acquiring Mobot and pairing its leading-edge applications and products with our patented technology platform, NeoMedia has brought together and pooled the collective talents of two mobile marketing industry leaders and innovators," said Mr. Jensen.

About NeoMedia Technologies, Inc.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies, including the PaperClick (www.PaperClick.com) platform, PaperClick for Camera Phones(TM) and the PaperClick Mobile Go-Window(TM) which provide One Click To Content(TM) connectivity for products, print and physical objects to link directly to specific desired content on the mobile Internet. NeoMedia also offers a variety of mobile enterprise solutions, including expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

About Mobot, Inc.

Mobot, Inc. (www.mobot.com), is a leader in visual search and recognition technology designed to make marketing effective and innovative using mobile devices. Launched in 2004 to help companies cultivate rewarding relationships with the world's 1.5 billion mobile phone users, Mobot gives marketers, content providers and carriers the tools to make it easy for any consumer with a camera phone to interact with their offerings.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Camera Phones, PaperClick Mobile Go-Window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Mobot is a registered trademark and Mobot.com is a trademark of Mobot, Inc. Other trademarks are properties of their respective owners.